UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A. Publicly Traded Company CNPJ/ME nº 32.785.497/0001-97

RELEVANT FACT
Changes to the Board of Director´s Composition

Natura &Co Holding S.A. (B3: NTCO3) (“Natura &Co” or “Company”) informs its shareholders and the market that Mr. Andrew George McMaster and Mrs. Georgia Melenikiotou have resigned from the Board of Directors of Natura &Co on July 1, 2024, effective July 2, 2024.

Subsequently, the Board of Directors has appointed Mr. Fábio Colletti Barbosa, the current CEO of Natura &Co, as a new member. He will now serve in a dual capacity as both Chief Executive Officer and Board member.

The changes in the composition of the Board of Directors align with the process of simplifying Natura &Co´s structure and corporate governance initiated in 2022, which included other measures such as the reduction of number of board seats, the delisting from the New York Stock Exchange, the increase of the business units’ autonomy to operate and the divestments of Aesop and The Body Shop.

The Company thanks the departing Directors for their excellent services and contributions.

São Paulo, July 2, 2024.

Guilherme Castellan Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: July 2, 2024